UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-43184

PayPay Corporation

(Translation of registrant’s name into English)

Yotsuya Tower, 1-6-1 Yotsuya

Shinjuku-ku

Tokyo 160-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Exhibit Index

Exhibit 99.1 —  PayPay Announces Closing of Initial Public Offering and Full Exercise of Underwriters’ Option to Purchase Additional American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2026

PAYPAY CORPORATION

By:	/s/ Wataru Kagechika
Name:	Wataru Kagechika
Title:	Managing Corporate Officer and CFO